Fiserv, Inc.
255 Fiserv Drive
Brookfield, Wisconsin 53045

January 19, 2006

Via EDGAR

Mr. Brad Skinner
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Fiserv, Inc. Form 10-K for Fiscal Year Ended December 31, 2004 Form 8-K filed on October 21, 2005 File No. 001-14918

Dear Mr. Skinner:

        On behalf of Fiserv, Inc. (the “Company”), the following are the Company’s responses to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated January 13, 2006 in connection with the Staff’s review of the above-referenced filings. We have repeated the comments of the Staff in the letter dated January 13, 2006 in the numbered items set forth below (in bold) and followed each comment with the Company’s response.

        If the Company’s responses are satisfactory, the Company respectfully requests that the changes to its Form 10-K and Form 8-K be allowed to be made prospectively in the Company’s next Form 10-K and Form 8-K filings for the fiscal year ended December 31, 2005, which the Company plans to file by February 28, 2006 and January 30th, 2006, respectively, rather than retroactively in an amendment to the Company’s prior filings on Form 10-K and Form 8-K. The Company is finalizing its year-end earnings press release in the next week and the annual financial statements for printing by the end of January. While the Company believes that many of the comments suggest good disclosure for future filings, it believes that such comments are not sufficiently material to the Company’s overall historical disclosure to require an amendment to the Company’s prior Form 10-K and Form 8-K.

Form 10-K for the year ended December 31, 2004

Consolidated Statements of Income, page 2

1.	We have read your response to prior comment number two regarding your pharmacy network contracts. Please clarify for us whether revenues recognized under these arrangements are considered product revenues. In addition, identify any other product revenues and explain how you comply with Rule 5-03(1) and (2) of Regulation S-X that requires separate reporting of revenues and costs related to products and services.

Mr. Brad Skinner
January 19, 2006

Company Response:

        The Company is a service company providing back office data processing services. It derives the vast majority of its revenues from transaction- and accounts-based services, whereby customers pay the Company fees based on the number of transactions processed and accounts maintained (Also, see response to number 2). Revenues from product sales are less than 10% of consolidated revenues.

        The Company entered the Health segment of its business approximately five years ago when it began providing back office claims administration services to a marketplace different from the banking marketplace previously served by the Company. In 2003, in order to expand its existing Health services segment, the Company began providing claims administration services to the pharmacy services business as a complement to the Company’s existing third party claims processing business. The total operating income of the Health segment, including both the third party administration business, which comprises a majority of the segment’s profits, and the pharmacy services business, approximates 11% of the Company’s total operating income.

        The Company’s pharmacy services business does not hold or acquire inventories of product(1) . The retail pharmacy, and not the Company, sells and dispenses the prescription (product) to the end customer. The Company does not take title to the inventory of the prescription ingredient or manufacture or alter the product. Therefore, these revenues are not similar to product revenues of a manufacturer or a wholesaler as referenced in Rule 5-03(b)1(a), which refers to “net sales of tangible products”.

        The Company recognizes that it is required under EITF 99-19 to include the prescription cost of the claim processed in revenues and expenses because the Company meets the criteria for a principal as indicated in our prior response to you dated January 6, 2006. However, the Company does not take ownership of the product and does not market the product. Rather, the Company markets and sells the services it provides related to claims processing. As a result, the Company believes that these revenues are properly classified in processing and services revenues. The Company has fully disclosed in its financial statements the prescription cost of the claim processed on the face of the consolidated income statement. In addition, the Company has disclosed in its management discussion and analysis and the Company’s quarterly 10-Q filings the positive impact on revenues resulting from including the prescription cost of the claim in both revenues and expenses to ensure readers of the financial statements are fully informed.

(1)     Except in the mail order pharmacy business that has inventories of $200,000.

Mr. Brad Skinner
January 19, 2006

2.	We note that you consider all expenses other than interest and income taxes to be costs of revenue. Please explain to us how you determined that these expenses should all be classified as costs of revenue under Rule 5-03(2). In addition, explain how you determined that none of these expenses should be classified as the line items referred to in Rule 5-03(3) through (6), particularly selling, general and administrative expenses.

Company Response:

        The Company’s business is largely focused on providing transaction- and account-based services. The Company primarily incurs expenses associated with its employees and computer equipment in providing these services to its customers. As the Company is a services business management does not believe that gross profit is a meaningful measurement since almost all of its operating costs are incurred in generating the services revenues. The Company has noted that other public companies that are competitors of the Company and in other service industries utilize this approach of including all operating expenses in arriving at operating income or determining operating margin.

        Since becoming a public company in 1986, the Company has broken out the operating expense captions in separate categories of expenses (six in 2004) that are more specific than many other public companies. Company management analyzes and manages the business using similar expense captions and format as reflected in the Company’s consolidated statements of income. In other words, this presentation gives readers of the Company’s external financial statements the same viewpoint of the Company’s operating expenses that management has when it makes ongoing business decisions and evaluates the Company’s performance. None of the Company’s internal financial statements separately reflect selling, general and administrative expenses nor has the Company ever accumulated such information from its numerous business units. The Company does not believe a breakout of selling, general and administrative expenses would provide the reader of the Company’s financial statements with any additional material information.

        The Company will change the caption above its operating expenses from “Cost of Revenues” to “Operating Expenses” in future filings.

Form 8-K Filed October 21, 2005

3.	We have read your response to prior comment number 3 and it is unclear to us how your proposed changes comply with Item 10(e)(1)(i)(A) of Regulation S-K. Please explain to us how modifying the table on page 5 of your earnings release serves to present, with equal or greater prominence, the most directly comparable measure calculated and presented in accordance with GAAP. It does not appear to us that this table, provided on page 5, is presented with equal or greater prominence than the non-GAAP measure disclosed within the second paragraph of your earnings release.

Mr. Brad Skinner
January 19, 2006

Company Response:

        In response to the Staff’s comment, the Company will include in the first page of future earnings press releases the language that provides equal or greater prominence to the GAAP measure. As an example, using the three months and nine month periods ended September 30, 2005 we would provide language similar to the following:

        Net income per share-diluted was $0.60 per share for the three months ended September 30, 2005. Net income per share-diluted from continuing operations for the three months ended September 30, 2005 was $0.58 per share compared to $0.53 per share in 2004. Net income per share-diluted from continuing operations for the nine months ended September 30, 2005 was $1.88 per share compared to $1.50 per share in 2004. Adjusted earnings per share were $1.74 per share (excluding $0.14 per share related to a one-time realized gain) for the nine months ended September 30, 2005 compared to $1.50 per share in 2004.

*  *  *

        The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If the Staff has any questions or comments concerning any of the foregoing, please contact the undersigned at (262) 879-5513.

Very truly yours, /s/ Thomas J. Hirsch Senior Vice President and Corporate Controller

cc:	Chauncey Martin, Staff Accountant Mark Kronforst, Senior Staff Accountant U.S. Securities and Exchange Commission